

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

April 6, 2010

By Facsimile and U.S. Mail

Mr. R.L. Jadin
Chief Financial Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, IL 60045-5201

> **Re: W.W. Grainger, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-05684**

Dear Mr. Jadin:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Estimates, page 18

Goodwill and Indefinite Lived Intangible Assets, page 18

1.   Please expand your disclosure to provide additional qualitative and quantitative factors that convey to investors the current and ongoing risks related to the recoverability of goodwill. Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 34-48060. For example, disclose when you perform your annual impairment test and the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should:

- Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;
- Describe the methods and key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible;
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

2.   Please expand your critical accounting policies discussion with regards to your allowance for doubtful accounts, inventory reserves and insurance reserves to include an analysis to the extent material to quantify the accuracy of your estimates and assumptions in prior years and whether your estimates and assumptions are likely to change in the future. Please refer to Item 303 of Regulation S-K and Section V of our Interpretive Release No. 34-48060.

Note 10 – Employee Benefits, page 44

3.   Your disclosure on page 46 indicates your expected long-term rate of return on plan assets is 6%, net of tax at 40%. Please tell us the nontax-effected rate you are using for your expected long-term rate of return on plan assets. Further, please clarify for us why your expected rate of return is net of tax at 40%.

Note 18 – Segment Information, page 58

4.   Please revise to clarify if your businesses are operating segments and if so, if you aggregate these operating segments within your reportable segments. Refer to FASB ASC 280-10-50-21.

5.   Please provide the revenue disclosures by product and service group required by FASB ASC 280-50-40.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief